[KEYW Letterhead]

July 5, 2012

Via: EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark P. Shuman, Branch Chief – Legal

Re:	The KEYW Holding Corporation Registration Statement on Form S-3 Filed June 15, 2012 File No. 333-182134

Dear Mr. Shuman:

With respect to the comments contained in the staff’s comment letter dated June 29, 2012, the response of The KEYW Holding Corporation (the “Company”) to the sole comment is set forth below. Simultaneously with the filing of this letter, we are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement originally filed by the Company on June 15, 2012. A clean courtesy copy of Amendment No. 1, including exhibits, and a marked copy of Amendment No. 1, including exhibits, have been sent to you via FedEx. The marked copy shows the changes between the Registration Statement as originally filed and Amendment No. 1.

Calculation of Registration Fee

1.	Comment: Please revise to include the units being registered in the fee table, or tell us why you believe you are not required to do so.

Response: The Company has revised the filing to include the units being registered in the fee table.

Please contact us at 443-733-1720 if you feel we have not answered your inquiry in full and advise us of any further actions on our behalf.

Very truly yours,

The KEYW Holding Corporation

By: /s/ John E. Krobath, II

John E. Krobath, II

Senior Vice President and Chief Financial Officer